Teva Announces Results of Strategic Review of Core Specialty Therapeutic Areas

- Affirms its long-term commitment to being a world-leader in Central Nervous System and
Respiratory –
- Maintains its current commercial presence but stops Research & Development in other therapeutic areas, including Oncology and Women’s Health -

JERUSALEM – October 6, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today announced the results of its strategic review of core therapeutic areas for the Company. The review included an extensive evaluation of Teva’s current and future capabilities to address unmet patient needs, the competitive landscape, barriers to entry and profitability with the purpose of creating a winning strategy to achieve global leadership in each of the company’s core therapeutic areas.

The Company reaffirmed its long-term commitment to develop patient-centric solutions and significantly grow its specialty medicines business through investment in research & development, marketing, business development and innovation, while strengthening its commercial infrastructure and expanding its offering of patient centric solutions. The core therapeutic areas on which Teva will focus and where it has been establishing a leading position are Central Nervous System (including multiple sclerosis, neurodegenerative diseases and pain) and Respiratory (including asthma and chronic obstructive pulmonary disease).

“Teva is committed to being a world-leader in CNS and Respiratory, both areas underpinned by significant and growing unmet patient needs. With our existing portfolio, integrated global R&D and innovation capabilities, we are in a strong position to deliver for patients and payers, and to generate long-term value for our shareholders,” stated Teva’s President and CEO, Erez Vigodman. “Our late-stage pipeline assets are expected to generate great value – out of the 30 plus product launches we anticipate by 2019, with a total of over $4 billion in new revenue on a risk-adjusted basis, over 20 products will be launched in these two core therapeutic areas.”

In other therapeutic areas, such as Women’s Health and Oncology, where Teva has a significant commercial presence, the Company will focus on market-ready or close-to-market assets to maximize sustainable profitability. In addition, Teva will continue to evaluate opportunities for commercially-oriented activities and collaborations.

As a result of the strategic review, Teva has identified 14 pipeline projects for discontinuation or divestment. These projects amount to more than $150 million in R&D costs in 2015 and in excess of $200 million for each of 2016 and 2017. These cost savings will be directed, in part, to increasing resources in Teva’s core therapeutic areas, while another part of which will support the company’s efficiency objectives. This increased investment in core therapeutic areas will increase R&D productivity, without increasing the overall R&D budget.

Mr. Vigodman continued, “The decision announced today demonstrates progress in our efforts to solidify the foundation of the company, drive organic growth and ensure that we are pursuing the highest potential opportunities, both for patients and for the company. It will allow us to more efficiently and effectively focus and build leadership in key disease areas and deliver sustainable long-term value.”

The company will discuss this decision following its strategic review as well as other financial information as part of its third-quarter earnings presentation.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

# # #